816-221-1000 FAX: 816-221-1018WWW.GILMOREBELL.COM	GILMORE & BELL A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 2405 GRAND BOULEVARD, SUITE 1100 KANSAS CITY, MISSOURI 64108-2521	ST. LOUIS, MISSOURI WICHITA, KANSAS LINCOLN, NEBRASKA

December 11, 2006

VIA EDGAR

Daniel Lee, Esq.

Division of Corporation Finance

Room 4561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Epiq Systems, Inc.
Draft Amendment No. 2 to Registration Statement on Form S-3
Submitted October 20, 2006
File No. 333-133296

Draft Amendment to Form 10-K for the year ended December 31, 2005
File No. 0-22081

Dear Mr. Lee:

This letter is submitted on behalf of Epiq Systems, Inc. (the “Company”) in response to the comment letter from Barbara C. Jacobs, Assistant Director, dated November 9, 2006, with respect to the above-referenced draft Amendment No. 2 to Registration Statement on Form S-3 and the above-referenced draft Amendment to Form 10-K to be filed by the Company under the Exchange Act.  For ease of reference, each comment has been included followed by the Company’s response to the comment.

We have enclosed supplementally a mark-up of a suggested form of Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which has been marked to show changes from the original filing.  Per our prior telephone discussions, we are submitting this in paper form only at this time and not via EDGAR.  The Company will file Amendment No. 2 via EDGAR as soon as the Company has completed the comment process with the Division of Corporation Finance relating to the Form 10-K/A, Amendment No. 1 (the “Amended 10-K”) discussed below.

We have also enclosed supplementally a revised draft of the Amended 10-K, which is the proposed Form 10-K/A, marked to show changes in response to certain comments discussed below.  Please note that the enclosed revised draft Amended 10-K includes all changes previously submitted to Staff, but is marked to reflect only the proposed changes in response to the Division of Corporation Finance November 9 comment letter.  Additionally, the Amended 10-K reflects the restatement of the Company’s financial statements as a result of the completion of discussions between the Company and the SEC Office of the Chief Accountant (the “OCA”) regarding revenue recognition for a bundled software arrangement that included specified upgrades.  Enclosed is a copy of the Company’s correspondence with the OCA summarizing the resolution of this matter.  The Company proposes to file the Amended 10-K when it has been notified by you that the Staff has no additional comments.

Draft Amendment No. 2 to Registration Statement on Form S-3

Risk Factors

Substantially all of our Chapter 7 revenues are collected….page 3

1.                                       Comment:  We note your response to comment 1 of our letter dated July 13, 2006 and your discussions with the Office of Chief Accountant with respect to comment 11 of our letter dated July 13, 2006.  It appears that your agreement(s) with Bank of America governs the payment of the aggregate fees owed by Bank of America for the aggregate deposits made with Bank of America by the trustees using your products and services.  We further note your disclosure on page 3 that bankruptcy regulations discourage trustees from incurring direct administrative costs for computer system expense and that your products and services are provided to trustees at no direct charge.  As your arrangement with Bank of America constitutes substantially all of your Chapter 7 revenues and comprised 21 percent of your total revenue for the year ended December 31, 2005, it appears Item 601(b)(l0)(ii)(B) of Regulation S-K applies to your arrangement with Bank of America.

Please file the primary agreement that governs this arrangement.  We note your contention that the deposits could easily be moved to other banks.  As the arrangement with Bank of America currently serves as the source for most of your Chapter 7 revenues, it appears that such arrangement currently fits within the agreements contemplated under Item 601(b)(10)(ii)(B).

Company Response:  We will file, as an exhibit to the Amended 10-K, the primary agreement, with confidential information redacted, governing our Bank of America arrangement.  We will at that time file a request for confidential treatment of the redacted information in accordance with the rules of the SEC.

Item 17.  Undertakings

2.               Comment:  We note your revised disclosure in response to comment 2 of our letter dated July 13, 2006 and that you have included both undertakings set forth in Item 512(a)(5) of Regulation S-K.  Please determine whether you are relying on Rule 430B or 430C with respect to this offering and provide the applicable undertaking.

Company Response:

We have revised the undertaking in Amendment No. 2 in accordance with the Staff’s Comment.

Draft Amendment to Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8.  Financial Statements and Supplementary Data

Supplementary Data — Quarterly Financial Information, page 42

3.                                       Your response and revised disclosure in response to comment 7 of our letter dated July 13,2006 indicate that you plan on complying with Item 302(a)(1) of Regulation S-K by disclosing your quarterly operating expense and income from continuing operations.  However, this disclosure does not provide the appropriate data to enable users to compute gross profit and, therefore, does not satisfy the requirements of Item 302(a)(l).  We refer you to SAB Topic 6.G.1.a, Question 3.  Revise your quarterly financial information disclosure to comply with the aforementioned guidance.

Company Response:  The disclosure on pages 42 and 43 of the Amended 10-K has been revised in response to the Staff’s Comment.

4.               Your response to comment 7 of our letter dated July 13, 2006 also states, “all depreciation and software amortization is tracked and presented as a separate expense line item.”  Therefore, it appears your cost of services financial statement caption excludes depreciation and amortization.  If this is correct, revise to disclose this exclusion pursuant to SAB Topic 11.B.  In addition, the amount of depreciation and amortization excluded from cost of services should be disclosed in your footnotes.

Company Response:  The disclosure on page F-3 of the Amended 10-K has been revised to disclose the exclusion of depreciation and amortization from direct cost of services.  The amount of depreciation and amortization excluded has been disclosed in the footnotes on page F-13 of the Amended 10-K.

Consolidated Statements of Income, page F-3

5.                                       Your response to comment 8 of our letter dated July 13, 2006 states that your “revenues do not include revenue from the sale of any products.”  However, we note that you provide proprietary case management software, related equipment and services to your Chapter 7 bankruptcy trustee clients.  Although you are primarily paid for the delivery of software, related equipment and services in these arrangements based on volume-based fees, revenue appears to be generated from the delivery of these products and services.  Therefore, since it appears your revenues do include revenue from the sale of products, it does not appear your current presentation complies with Rule 5-03(b)(1) of Regulation S-X.   If your revenue caption includes “bundled” products and services that cannot be separated for Rule 5-03 presentation purposes, the revenue and cost of sales line items for the “bundled” fee arrangement should be sufficiently descriptive and accompanied by explanatory footnote disclosure.  In addition, your revenue recognition footnote should describe how such arrangements are presented on the face of the income statement.  Revise as appropriate.

Company Response:  As we have revenue that includes bundled products and services that cannot be separated for Rule 5-03 presentation purposes, we have added a revenue caption, “Case management bundled software license, software upgrades, and postcontract customer support services” on page F-3 of our Amended 10-K.  Our revised revenue recognition policy, contained in Note 1 beginning on page F-7 of our Amended 10-K, describes how such arrangements are presented on the face of the consolidated statement of operations.

6.                                       We note your response to comment 9 of our letter dated July 13, 2006, which indicates that you believe it is appropriate to continue to disclose the single line item for cost of sales.  However, you are required to disclose cost of sales relating to reimbursed direct costs revenue pursuant to Rule 5-03(b)(2)(e) of Regulation S-X.  Revise as appropriate.

Company Response:  Within the “Costs and Expenses” section on page F-3 of our Amended 10-K, we have added a caption, “Reimbursed direct costs”.

Revenue Recognition, page F-9

7.                                       Your response to comment 11 of our letter dated July 13, 2006 states that you will supplement your response after you have completed discussions with the Office of Chief Accountant with respect to your revenue recognition policy for case management volume-based fees.  We also note you will update your related revenue recognition policy based on your discussions with the Office of Chief Accountant, in response to comment 14 of our letter dated July 13, 2006.  Please be advised, we may have additional comments on your supplemented responses.

Company Response:  We refer you to our letter, dated October 20, 2006, to the OCA, c/o Mr. Stephen Krikorian, Accounting Branch Chief, Division of Corporation Finance. In the letter we requested guidance as to whether we had demonstrated vendor specific objective evidence (VSOE) of fair value as defined in paragraph 10 of SOP 97-2 for certain specified upgrades which were a part of a three year (October 1, 2003 through September 30, 2006) bundled software arrangement.  We further refer you to our letter to Mr. Mark Barrysmith in the OCA dated December 5, 2006, a copy of which we have enclosed supplementally.  In that letter we indicated that, based on guidance received from the OCA and in consultation with our audit committee, management determined that we had not demonstrated VSOE of fair value as defined in paragraph 10 of SOP 97-2 for the specified upgrades within the bundled software arrangement.

This conclusion was inconsistent with our historical accounting for the bundled software arrangement that included these specified upgrades.  Based on guidance provided within Staff Accounting Bulletins 99 and 108 regarding evaluation of materiality, management determined that our conclusion that VSOE of fair value was not established for the specified upgrades had a material effect on our previously issued financial statements during the period of bundled software arrangement and that restatement of previously issued financial statements was appropriate.

The draft Amended 10-K reflects the restatement of our historical financial statements in accordance with the resolution of this revenue recognition matter with the OCA.

*          *          *          *

The Company is prepared to file via EDGAR Amendment No. 2 to the S-3 Registration Statement, the Amended 10-K, and amendments to its periodic quarterly filings for the quarters ended March 31, 2006 and June 30, 2006 (to reflect the financial statement restatements discussed above) after the Company receives confirmation from Staff that all comment have been satisfactorily resolved.  The Company is aware that if the Company requests acceleration of the effective date of the pending Registration Statement, it will be required to make certain acknowledgements to the SEC.  The Company is prepared to, and will, make those representations at the time it files its request for acceleration of the Registration Statement.

I will coordinate with you regarding the timing of any request for acceleration subsequent to the filing of Amendment No. 2 to the S-3 Registration Statement.  In the meantime, if the Staff has any additional questions, comments or concerns, I would be pleased to discuss those questions comments or concerns by telephone to see if that call could obviate the need for an additional comment letter.  We are available at any time to discuss these responses from Epiq Systems.  Please contact me (816-218-7548) to arrange a time at which we might discuss any other questions or comments Staff may have after reviewing this letter and the enclosed information.

On behalf of the Company, let me extend my thanks to you, Chris White and Mr. Krikorian for your assistance in communicating the Company’s accounting questions to the Office of the Chief Accountant.

Very truly yours,

/s/ Richard M. Wright, Jr.

RMW:lcr

Enclosures

cc:        Mr. Chris White